Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

FAX: (212) 310-8007

May 27, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. J. Nolan McWilliams

Re:	Michael Foods Group, Inc.

Registration Statement on Form S-4

File No. 333-173400

Dear Mr. McWilliams:

On behalf of our client, Michael Foods Group, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission the First Amendment (the “Amendment”) of the Registration Statement on Form S-4 of the Company (File No. 333-173400), together with certain exhibits thereto (the “Registration Statement”).

Set forth below in bold are comments in the Staff’s comment letter of May 5, 2011. Immediately following each of the Staff’s comments is the Company’s response to that comment, including, where applicable, a cross-reference to the location of changes made in response to the Staff’s comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Registration Statement on Form S-4

General

1.	Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company respectfully confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Industry and Market Data, page i

2.	We note you have relied on reports from third-party sources, including ACNielsen Corporation, for data. Please provide us with the relevant portions of the materials you cite. Additionally, please confirm that reports and information provided by third parties were not prepared specifically for inclusion in the prospectus and are available for free or for a nominal subscription. Alternatively, provide consents of the third parties pursuant to Rule 436 with your next amendment.

Although the ACNielsen corporation data is widely used in the industry and was not created specifically for the Company, it is not generally available to the public or available for a nominal charge. As such, the Company has removed references to, and statements made in reliance upon, such data in the Amendment and has removed the paragraph discussing third party information.

3.	Please revise to remove the implication that third-party information contained in the prospectus may not be accurate. You may not disclaim responsibility for the accuracy of the information contained in your document.

The Company has removed the disclaimer.

Summary, page 1

4.	Please include a paragraph to disclose your assets, revenues and income for the most recent audited period and interim stub.

The Company has included the requested disclosure on page 2.

Acceptance of Restricted Notes and Delivery of Exchange Notes, page 5

5.	Please briefly explain what you mean by the terms “properly tendered.”

The Company has revised the disclosure by removing the term “properly tendered” and explaining that the Company will accept for exchange any and all Restricted Notes that are tendered in accordance with the applicable procedures described in the Prospectus and the Letter of Transmittal. See page 5.

Summary of the Terms of the Exchange Notes, page 7

6.	Please revise the second sentence of the introductory paragraph. We note that the summary is intended to be a complete summary.

The Company has removed the introductory paragraph on page 7.

Risk Factors, page 9

Our business may be materially adversely affected by the loss of, page 18

7.	Please revise to identify the customers that represent more than 10% of your consolidated 2010 net sales.

The Company revised the risk factor on page 18 to include the customers that accounted for 10% or more of the Company’s consolidated 2010 net sales.

The Exchange Offer, page 22

8.	Please disclose the exemption from the registration requirements of the Securities Act relied upon in selling the initial notes and explain why you were entitled to rely on such exemption.

The Company relied upon the exemption provided by Section (4)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Company’s reliance on Section 4(2) of the Securities Act was based on its determination that the sale of the initial notes did not involve a public offering because at the time of the sale, the initial purchasers of the initial notes (i) had sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of the purchase of the initial notes and were able to bear its risk; (ii) had access to the type of information normally provided in a prospectus; and (iii) agreed not to resell or distribute the initial notes to the public without registering the initial notes under the Securities Act or pursuant to an exemption therefrom. In addition, the Company did not use any form of public solicitation or general advertising in connection with the sale of the initial notes to the initial purchasers.

Additionally, the initial purchasers offered and sold the initial notes only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act.

The Company has added disclosure on page 22 to discuss its reliance on the exemption provided by Section 4(2) of the Securities Act and the initial purchasers’ reliance on the exemptions provided by Rule 144A and Regulation S under the Securities Act.

Expiration Date; Amendments, page 23

9.	As currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (Mar. 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

The Company respectfully confirms that the exchange offer will be open until 5:00 p.m., New York City time, on the 21st business day following commencement of the exchange offer.

10.	You state that you will give notice of your offering’s extension by press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the scheduled expiration date. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend the offering. See Rule 14e-1 (d).

The Company respectfully confirms that, in the event of notice of extension of the exchange offer by press release or other public announcement, it will disclose in said notice the number of initial notes tendered as of that date.

Acceptance of Restricted Notes for Exchange, page 26

11.	Please revise to state that the issuer will issue the new notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

The Company has revised the disclosure on page 26 to state that it will issue the Exchange Notes promptly after the expiration date of the exchange offer.

Ratio of Earnings to Fixed Charges, page 30

12.	Please revise to disclose your pro forma ratio of earnings to fixed charges for the fiscal year ended January 1, 2011 giving effect to the merger and refinancing transactions reflected in the pro forma statement of operations on page 32. Exhibit 12.1 should also be revised to reflect the calculation of your pro forma ratio of earnings to fixed charges for this period.

The Company has revised the disclosure on page 30 and Exhibit 12.1 to include the pro forma ratio of earnings to fixed charges for the fiscal year ended January 1, 2011, after giving effect to the merger and refinancing transactions reflected in the pro forma statement of operations.

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 31.

13.	We note your disclosure that the unaudited pro forma statement of operations for the fiscal year ended January 1, 2011 gives effect to the merger, as well as the concurrent borrowings under the senior secured credit facilities and the issuance of the notes, as if such transactions had occurred on January 3, 2010. Please revise the introductory section to the pro forma financial statements to provide details of the nature and terms of the merger including the nature and amount of consideration used in the purchase and details of the purchase price allocation. Also, please revise to include the nature and terms of the senior secured credit facilities and senior notes.

The Company has revised the introductory statement on page 31 to the unaudited pro forma condensed consolidated statement of operations to provide further details on the merger, the consideration used in the merger and the purchase price allocation, as well as the terms of the senior secured credit facilities and senior notes.

14.	We note your disclosure that the pro forma condensed consolidated statement of operations for the fiscal year ended January 1, 2011 also gives effect to the amendment and restatement of the senior secured credit facilities that occurred on February 25, 2011. Please revise the introductory section to disclose the nature and terms of these debt modifications.

As noted in our response to Comment 13 above, the Company has revised the introductory statement to the unaudited pro forma condensed consolidated statement of operations on page 31. The revised disclosure includes the terms of the amendment and restatement to the senior secured credit facilities, which occurred on February 25, 2011.

Footnote (1), page 33

15.	We note your disclosure that the adjustment to cost of sales includes the incremental depreciation of property, plant and equipment. Please revise to provide details as to how this amount was calculated or determined. Your revised disclosure should include the nature and amount of fair value adjustments made to property, plant and equipment and the useful lives of the property, plant and equipment used to calculate the depreciation expense adjustment.

The Company has revised footnote (1) to the unaudited pro forma condensed consolidated statement of operations on page 34.

Footnote (4), page 33

16.	We note your disclosure that this adjustment is interest expense for the new debt incurred. Please revise to clarify that because the interest recorded on the new debt has already been included in the historical financial statements for the six months ended January 1, 2011, the adjustment is for the incremental interest expense of the new senior secured term loan credit facility and 9.75% senior notes as applied to the Predecessor period of the six months ended June 26, 2010. Also, please revise to disclose how the amortization of the deferred financing costs and original issue discount were calculated or determined. Additionally, please revise to disclose how you determined the amount of the historical interest expense and tell us why the amount does not agree with the historical interest expense disclosed in Note C to the financial statements.

The Company has revised footnote (4) to the unaudited pro forma condensed consolidated statement of operations on page 35.

Additionally, the historical interest expense adjustment in the pro forma calculation does not agree with the historical interest expense disclosed in Note C because the historical interest expense in Note C includes interest expense for debt instruments that were not extinguished concurrent with the merger and were therefore outstanding during the entire period.

Footnote (6), page 34

17.	We note your disclosure that this is the income tax adjustment for the business combination pro forma adjustments at the statutory rate. Please revise to include disclosure of the effective tax rate used in the calculations.

The Company has revised footnote (6) to the unaudited pro forma condensed consolidated statement of operations on page 35 to include the estimated effective tax rate that it would expect to have going forward, factoring out the impacts of the acquisition and refinancing expenses that occurred in the respective periods. We believe the estimated tax rate better corresponds with historical and expected future tax rates.

Footnote (7), page 34

18.	We note that this adjustment relates to interest expense for the amended and restated credit facility. Please revise to provide the nature and terms of the amended and restated senior credit facility. Also, please revise to provide more detail as to how the amounts were calculated or determined. For example, please revise to disclose how the incremental amortization of deferred financing costs was calculated or determined and also revise to disclose how you calculated or determined the $49,375 amount related to the June 29, 2010 senior secured term loan credit facility interest.

The Company has revised the introductory paragraphs to the pro forma statements on page 31 to include information about the nature and terms of the new facility and updated footnote (7) to the unaudited pro forma condensed consolidated statement of operations on page 35. The $49,375 is calculated by multiplying the $790 million by the 6.25% interest rate shown in the updated footnote.

Footnote (8), page 34

19.	We note that this is an income tax adjustment for the amended and restated credit agreement pro forma adjustments as the statutory rate. Please revise to include disclosure of the effective income tax rate used for the calculation of this adjustment.

The Company has combined footnote (8) with footnote (6) and revised footnote (6) to the unaudited pro forma condensed consolidated statement of operations on page 35 to include the estimated effective tax rate that it would expect to have going forward, factoring out the impacts of the acquisition and refinancing expenses that occurred in the respective periods. We believe the estimated tax rate better corresponds with historical and expected future tax rates

Management’s Discussion and Analysis, page 36

Results of Operations, page 37

20.	We note from press accounts and your risk factor disclosure that egg consumption has declined in recent years and feed and other commodity prices have increased significantly in the last several months. Please expand your discussion of how these trends have affected you and are expected to affect you going forward. To the extent more recent data is available evidencing price and demand trends, please revise MD&A and the risk factors on pages 17 and 18.

Per the most recent data available on the USDA website, per-capita egg consumption has remained stable at about 248 eggs per person per year over the past three years, while total egg consumption has grown slightly due to population growth. The Company has revised the risk factor on egg consumption on page 18 to include this additional data. The Company has also made additional disclosure to the Seasonality and Inflation section of the MD&A on page 46 to address the impacts of commodity price volatility on our business.

Combined Results For the Year Ended January 1, 2011 Compared to Results for the Year Ended January 2, 2010, page 38

21.	We note your disclosure on page 36 that as the Successor Company is substantially the same business as the Predecessor with the exception of the purchase accounting impacts, management believes that combining the Company and Predecessor periods for the last six months and first six months of 2010, which is a non-GAAP presentation, provides a more meaningful comparison of the 2010 and 2009 results of operations and cash flows when considered with the purchase accounting effects. Please note that we do not believe it is appropriate to combine the predecessor and successor periods in your discussion of the results of operations because these periods have different basis of accounting. Please revise to remove any disclosure of amounts that combine these two periods. For example, you disclose that net sales for 2010 increased $59.5, or 3.9% to $1,602.3 million from $1,542.8 million in 2009. We believe that the $1,602.3 million combined amount should be removed from your disclosure and instead you should disclose and discuss both the net sales amount for the six months ended June 26, 2010 and the six months ended January 1, 2011. However, you may continue to disclose the $59.5 million change in net sales from 2009 to 2010, as long as you do not disclose a combined net sales amount (or other combined operating measure). Please revise accordingly. Additionally, we note your disclosure that gross profit without the transaction related items is estimated to be $285.7 million. Please revise to remove disclosure of this non-GAAP financial measure.

The Company has revised the MD&A commentary to remove the combined results for the year ended January 1, 2011 compared to results for the year ended January 2, 2010. Additionally, the Company removed disclosure of its 2010 gross profit without transaction related items.

22.	We note your disclosure that the results of the Potato Products Division operating profit were negatively impacted by raw-potato quality, new plant start-up costs and the inefficiencies of running two Northern Star Co. plants during the 2010 period and accelerated depreciation related to your now closed Minneapolis, Minnesota facility. Please tell us if you had any severance or other exit or disposal costs accounted for under the guidance in ASC 420 related to the closure of this facility. If the amounts are material, please revise to include the disclosures required by ASC 420-10-50.

Neither the Company nor the Predecessor had any severance or material other exit or disposal costs under the guidance in ASC 420 related to the closure of this facility. Because the employees working at the Minneapolis, Minnesota facility were given the opportunity to work at the new Chaska, Minnesota facility, there were no one-time employee termination benefit arrangements.

Seasonality and Inflation, page 41

23.	Please elaborate on the “unusual inflationary impacts to [y]our operations at times” referenced in the first paragraph on page 42.

The Company has revised the disclosure on page 46 to explain unusual inflationary impacts on the Company’s operations during the past few years.

Market Risk, page 50

Commodity Risk Management

24.	Please expand your discussion of your attempts to transition customers to variable pricing contracts and substantiate your statement that “[t]hese efforts have generally been successful over the past few years.”

The Company has revised the disclosure on page 55 to provide further detail on variable pricing contracts with its customers and the transition of its customers pricing mechanisms.

Customers, page 54

25.	Please revise to disclose the percentage of consolidated 2010 net sales to each of the customers you identify in this section.

The Company has revised the customer concentration disclosure on page 58 to include the percentage of consolidated net sales that each identified customer accounted for in fiscal year 2010.

Management, page 59

26.	Please revise the biographies of your directors to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

The Company has revised the directors’ biographies on pages 64 to 66.

Certain Relationships and Related Transactions, page 73

27.	We note the discussion on pages 73 and 74 of the Stockholders Agreement and the Registration Rights Agreement that were entered into by your principal stockholders in connection with the merger transaction. Please revise the notes to your financial statements to disclose the significant terms of each of these agreements.

The Company has revised Note B to the audited financial statements on page F-18 to disclose the significant terms of the Stockholders Agreement and the Registration Rights Agreement entered into by the principal stockholders in connection with the merger.

Management Agreement, page 74

28.	We note that you pay management fees to the managers for certain management, consulting, financial and strategic advisory services. Please file the management agreement as an exhibit or advise why the agreement is not material to you.

The Company has filed the Management Agreement and First Amendment thereto as Exhibits 10.12 and 10.13, respectively, with the Amendment.

Guarantees of Industrial Revenue Bonds, page 78

29.	We note that the Guarantee of City of Gaylord Industrial Revenue Bonds and the Guarantee of City of Lenox Industrial Revenue Bonds are not accounted for as debt on your balance sheet as of January 1, 2011. Please explain to us why you do not believe it is appropriate to record these amounts as debt on your balance sheet at January 1, 2011.

These agreements, which date to the expansion of the waste water treatment facilities in the mid 1990s, do not meet capital lease criteria. ASC 460-10 (formerly FIN 45) does not apply to those agreements due to the age of the agreements, as they preceded the effective date of the pronouncement. A liability does not need to be recorded under ASC 450-10 (formerly FAS 5) as it is not probable that the Company will be required to make payments under the guarantee provisions of those agreements because the wastewater discharge fees that the Company pays to those municipalities are adequate to cover the bond principal payments as they become due. Therefore, as long as the Company continues to do business in those locations, it will not be in the position to have to cover the principal and interest payments under the guarantee provisions of the bonds. The Company is currently expanding its operations in both Lenox and Gaylord and has no intention of shutting down operations at those locations.

Repurchase at the Option of Holders page 83.

30.	Please revise the last paragraph on page 83 and the last paragraph on page 85 to include cross references to the definitions of “Change of Control” and “Asset Sale,” respectively.

The Company has added cross references to the definitions of “Change of Control” on page 88 and “Asset Sale” on page 90.

U.S. Federal Income Tax Considerations, page 141.

31.	Please file an opinion of tax counsel as an exhibit prior to effectiveness or advise why you believe that the tax consequences of the proposed transaction would not be material to investors. Refer to Item 601(b)(8) of Regulation S-K.

The Company believes that the tax consequences of the proposed transaction is not material to holders of Restricted Notes, because the exchange of Restricted Notes for Exchange Notes (each as defined in the Amendment) will not constitute a significant modification of the terms of the notes and therefore will not constitute a taxable event for U.S. federal income tax purposes. As a result, the Company believes an opinion of tax counsel is not required to be filed as an exhibit to the Registration Statement under Item 601(b)(8) of Regulation S-K. Please see the discussion of U.S. Federal Income Tax Considerations on page 146.

32.	Please delete language in the last paragraph that the discussion is “for general information only.” Investors are entitled to rely upon the discussion.

The Company has deleted the applicable language on page 146.

Notes to the Audited Financial Statements

Note A. Summary of Significant Accounting Policies

Inventories, page F-9

33.	We note from the disclosure in Note A that flock inventory represents the cost of purchasing and raising flocks to laying maturity, at which time their cost is amortized to operations over their expected useful lives of generally one to two years. Please revise Note A to explain in further detail the specific nature of the costs to raise flocks which are included in your flock inventory balances.

The Company has added disclosure to Note A of its audited consolidated financial statements on page F-9 and Note D of its unaudited condensed consolidated financial statements on page F-58 to explain the specific nature of the costs to raise flocks which are included in the flock inventory balances.

Financial Instruments and Fair Value Measurements, page F-9

34.	We note your disclosure that at January 1, 2011 your hedging-related financial assets, measured on a recurring basis, were carried at a fair value of $1,549,000 and are included in prepaid expenses and other current assets. Given that it appears your disclosures on page F-11 that you have additional derivatives that are measured at fair value on a recurring basis, please revise to include the disclosures required by ASC 820-10-50 for all assets or liabilities measured at fair value on a recurring basis. Please note that as set forth in ASC 820-10-50-8 these disclosures should be presented in a tabular format. Please revise accordingly.

The Company has updated its disclosure to include the items specified by the literature, including adding a table on page F-10 that sets forth all of the Company’s derivatives recorded at fair value on a recurring basis for the periods ended January 1, 2011 and January 2, 2010.

Property, Plant and Equipment, page F-12

35.	We note your disclosure that plant and equipment are reviewed for impairment when conditions indicate an impairment or future impairment, the assets are either written down or the useful life is adjusted to the remaining period of usefulness, as was done on the Potato Products Division’s equipment that was not transferred to the new facility. Please explain to us and revise the disclosure on page F-12 to explain the nature and amount of the impairment or change in useful life that recorded on the Potato Product Division’s equipment and indicate when this change in useful life or impairment was recorded.

The Company has revised the disclosure in Note A on page F-12 to provide the additional information requested.

Revenue Recognition, page F-14

36.	We note your disclosure that revenue is recorded net of customer incentive programs which include customer rebates, volume discounts and allowance programs. If the amount of these programs is material for any period presented, please revise the notes to the financial statements to disclose the amounts for these periods.

As is typical in the foodservice industry, the Company has recorded net sales after taking into account amounts relating to the rebates and allowances given to many of its customers. These amounts reflect the difference between list price and the fixed and determinable price that is actually agreed and paid by such customers based upon contractual agreements. Although rebate, allowance and similar programs are common in the industry, they vary on a customer by customer basis.

The Company believes the net revenue number is the standard disclosure and conforms to the GAAP disclosure requirements. Other companies serving a similar customer base do not typically disclose the amounts of similar revenue reduction programs, and the Company believes its current disclosure is consistent with industry practice. Moreover, the Company considers specific information about its customer incentive programs to be highly confidential, such that release of such information could affect the Company’s competitive position. Finally, disclosure of specific rebate and incentive amounts could affect the Company’s bargaining power, as customers seeing this disclosure would likely demand terms they may not be currently receiving.

Based on the fact that the amounts of rebate, allowance and similar programs are not customary presentation in the industry, have the potential to hurt the Company competitively and could affect the Company’s bargaining power, we do not believe disclosure of the amounts of these programs is appropriate.

Note B. Business Combination, page F-17

37.	We note your disclosure that the purchase price of $1.675 billion was allocated to the acquired assets and liabilities based on their estimated fair values at the acquisition date. Please provide us more details, and revise to disclose how you determined the fair values of the assets such as inventory, PP&E and the intangible assets. As part of your response, please explain why the fair value of the trademarks and customer relationships increased significantly from the amounts recorded by the Predecessor. Also, please tell us how you determined that a useful life of 17 years was appropriate for the customer relationships and an indefinite life was applicable for the trademark intangible asset. As part of your response, please tell us how you evaluated the pattern of cash flows that relate to the intangible assets and the time period used in your analysis.

The value of inventory at the merger was determined by taking the expected selling price of the inventory based upon current markets and reducing it by the historical selling costs (i.e. transportation, commissions, etc.). PP&E and the intangible assets were valued based upon management’s estimate of fair market value which utilized the input from an independent valuation as disclosed in the Note. The Company hired an independent firm, American Appraisal Associates, Inc. (“American Appraisal”), to assist in the valuation of tangible and intangible property. Various valuation techniques were used based upon the asset or intangible asset being valued. For example, the relief-from-royalty method was used for the trademark valuation using different royalty rates based upon the trademark being valued. The relief-from-royalty methods cash flow approach is based upon cash savings by not having to fund outflows for similar trademarks. The period used in the valuation was indefinite due to the Company’s long-term use of the respective trademarks being valued and their importance to the Company’s ongoing business. The customer relationship intangibles were valued using the excess earnings method, which determines the value based upon the PV of cash flows from earnings generated from sales to those customers after reducing it by required returns on working capital, fixed assets and intangibles over a period defined by when the annual percentage cumulative PV became less than 1%. The 17-year amortization period is a weighted average of 20 years for the Company’s foodservice customers and 15 years for retail customers. The relatively lengthy durations are due to long existing histories with the majority of the Company’s largest customers. The Company has a very strong history of maintaining and growing customer relationships, especially with those customers that make up a significant portion of sales. The main reason the respective intangibles are so much higher than those on the Predecessor’s books is the higher projected profitability and cash flows of the Company compared to that of the Predecessor when they were last valued in 2003. The Company has updated Note B on page F-18 to disclose the additional information requested above.

38.	We note that you allocated a portion of the purchase price to receivables. Please revise to include disclosure of the fair value of the receivables, the gross contractual amounts receivable, and the best estimate at the acquisition date of the contractual cash flows not expected to be collected. The disclosures shall be provided by major class of receivable, such as loans, trade receivables, and any other class of receivables. See ASC 805-20-50-b.

The only class of accounts receivable held by the Company are trade receivables. The Company has expanded Note B on page F-18 to disclose the additional information requested.

39.	Please revise to disclose a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. See guidance in ASC 805-30-50-1.

The business combination that occurred in June 2010 was a transaction consummated between two private equity firms in an open market bid process. As such, this deal is not expected to generate operational synergies as a result of the transaction. The Company that was created as a result of the transaction is, from an operational perspective, no different from the Predecessor that existed immediately prior, other than its having new owners and higher levels of debt. The Company has recorded the fair value of all of the assets and liabilities of the Company, including all of the intangible assets that qualify for separate recognition. The resulting goodwill is a result of the current owners’ expectation that the Company will continue to exhibit historical characteristics of solid cash flow generation and de-leveraging, as well as, consistent volume and EBITDA growth. Accordingly, the Company does not feel that a qualitative description of the factors that make up goodwill is appropriate here. We have, however, updated the Business Combination footnote on page F-19 to include that we do not expect any significant synergies to result from the transaction.

Note C. Debt, page F-19

40.	We note your disclosure that concurrent with the merger, Michael Food Groups, Inc. issued $430 million of 9.75% senior notes maturing on July 15, 2018, with Wells Fargo Bank, National Association as Trustee. Please revise to disclose the rights and privileges, if any, related to these notes,

The Company has revised the disclosure in Note C on page F-20 to the audited financial statements to provide the additional information requested.

41.	We note your disclosure that the senior notes include guarantees by all of your domestic subsidiaries. Given that these senior notes are being registered, financial statements of the guarantors may be required in your filing under Rule 3-10 of Regulation S-X. Please note that if each of the subsidiary guarantors is 100% owned by the parent company issuer, the guarantees are full and unconditional, and the guarantees are joint and several, you may include condensed consolidating information as set forth in Rule 3-10(f) of Regulation S-X for all periods presented in the financial statements. In such circumstances, you should also revise the notes to your financial statements to disclose that your guarantor subsidiaries are 100% owned and that the guarantees provided by your subsidiaries are full and unconditional and joint and several. Please advise or revise as appropriate.

The Company respectfully confirms that the requested disclosure is included in the Note L to the audited financial statements, and has included a cross-reference to Note L on page F-21.

Note D. Income Taxes, page F-21

42.	We note that in the reconciliation of the federal statutory income tax rate to the consolidated effective tax rate, a significant difference for the six months ended January 1, 2011 is identified as “qualified production activities deduction.” Please tell us, and revise to disclose, the nature of this adjustment and explain to us why this adjustment is significantly larger for the six months ended January 1, 2011 than compared to prior periods. Also, please explain to us the nature of the amounts included in the “other” line item for the six months ended January 1, 2011.

The Company has revised Note D, Income Taxes on page F-24, to further describe the nature of the qualified production activities deduction. The adjustment is a significantly larger adjustment to the effective tax rate in the six-month period ending January 1, 2011 due to the low amount of book income for that period. Taxable income was significantly higher than book income so the qualified production activities deduction based off of 9% of taxable income was a significantly larger percentage when compared to book income.

The nature of the amounts included in the “other” line of the federal statutory income tax rate reconciliation are as follows:

Tax credits	(4.6)%	(150,000)
Items related to unrecognized tax benefits	(6.9)%	(225,000)
Miscellaneous small items	(4.3)%	(138,000)

Total other	(15.8)%	(513,000)

Note F. Related Party Transactions, page F-24

43.	We note your disclosure that on June 29, 2010 MFI Holding paid the managers a one-time transaction fee in connection with the mergers in an aggregate amount of $16,750,000. Please tell us how you accounted for this transaction fee in your statements of operations. As part of your response, you should also explain how this fee was reflected in the pro forma statement of operations included on page 32 of the registration statement.

In July 2010, the Company engaged a third party to prepare a transaction cost analysis of the fees and expenses incurred with the merger and related financing. As part of the analysis, each payment transaction was analyzed and, when necessary, the service provider prepared an allocation of time as to the nature of the work performed. With respect to the $16,750,000 paid to the managers on June 29, 2010, Goldman Sachs & Co. received $13,104,734 and THL Managers V, LLC received $3,645,266. Using the results of the third-party transaction cost analysis, the Company recorded $364,527 of the payment made to THL Managers V, LLC as transaction costs in the Predecessor’s six-month period ended June 26, 2010 and eliminated them from the pro forma statement of operations, per Note (3). The balance of $16,385,473 was allocated to deferred financing costs ($9,286,316) and to transaction costs ($7,099,157). The portion allocated to deferred financing costs is being amortized over the terms of the debt issued and is therefore a small portion of the additional amortization included in the pro forma statement of operations. The portion allocated to transaction costs was recorded as part of the dividend to parent and therefore did not flow through the financial statements of the Company or the pro forma statements. The remainder of dividend to parent shown for the six months ended January 1, 2011 is fees paid by the Company on behalf of its parent for additional transaction-related costs paid to attorneys and other third parties.

Note G. Commitments and Contingencies

Debt Guarantees, page F-25

44.	We note your disclosure that the remaining principal balance of the bonds for which you have guaranteed repayment is $15,097,000 at January 1, 2011. Please explain to us why you believe it is appropriate to only record $11,496,000 related to these bonds as debt on your balance sheet.

Please see the response to Comment 29 above for the accounting treatment for the Lenox and Gaylord guarantees, which are not on the Company’s balance sheet. The Wakefield guarantee is on the balance sheet as the agreement with the city met the capital lease criteria.

Note I. Stock Based Compensation page F-27

45.	We note from your disclosure in Note I that in the six months ended January 1, 2011 you issued stock options and under the plan, the exercise price of the options should not be less than the fair market value of the share on the date the option is granted. In light of the fact that there is no public market for your shares of common stock, please tell us and revise to disclose how you calculated or determined the fair market value of your common stock for purposes of valuing the stock options granted. Also, regarding your disclosure of the predecessor stock option plan we note your disclosure that as there was no established market for M-Foods Holdings, Inc.’s common stock the value was determined by a formula and fixed periodically by their Board of Directors. Please revise to provide more details about the formula and assumptions used to determine the fair value of the Predecessor common stock for purposes of valuing the stock options granted.

The Company has revised Note I, Stock Based Compensation on page F-29, to disclose how MFI Holding Corporation determined the fair market value of its common stock for purposes of valuing stock options granted in 2010. The fair market value was determined to be the price paid per share for M-Foods Holdings, Inc. per the merger agreement, which was $1,981.32 per share.

The Predecessor’s methodology was to use a formula that has been used consistently to value the Company in it past private equity deals. The formula was based upon a multiple of EBITDA, less the net debt of the Company. The Company has revised Note I to disclose the formula used to determine the fair value of the Predecessor common stock for purposes of valuing the stock options granted.

46.	We note from the disclosure included in Note I that the performance vesting options become vested and exercisable with respect to 100% of the aggregate number of shares only upon the consummation of a liquidity event as defined in the Plan. We also note from the discussion in Note I that based upon the performance conditions for vesting of these performance-vesting options, the vesting conditions will not be satisfied for the Class B, Class C or Class D options until a liquidity event is initiated and therefore you have not recorded compensation cost for these options in its financial statements. With regards to these performance vesting options, please tell us and revise Note I to explain in further detail the nature or type of liquidity event that must occur for these performance vesting options to become vested.

The Company has revised Note I to the financial statements on page F-29 to provide further detail on the nature or type of liquidity event that must occur for the performance vesting options to become vested.

47.	We note from the disclosure included in note I, that the predecessor recorded $35.6 million of compensation expense related to the accelerated vesting of stock options due to the change in control that occurred on June 29, 2010. Please tell us and revise Note I to disclose how you calculated or determined the amount of compensation expense recognized in connection with the accelerated vesting of these stock options.

The Company has added disclosure to Note I of the financial statements on pages F-30 to F-31 explaining how it calculated the amount of compensation expense recognized in connection with the accelerated vesting of the Predecessor’s stock options.

Note J. Subsequent Event, page F-30

48.	We note your disclosure that on February 25, 2011 you completed a refinancing of the credit agreement. Please revise to disclose how you accounted for this refinancing in accordance with ASC 470-50-40 including how you accounted for any fees or third party costs incurred.

The Company has revised the pro forma balance sheet adjustments and disclosure on pages F-33 to F-34 to reflect the accounting treatment on costs associated with the amendment and restatement of the credit agreement in accordance with ASC 470-50-40.

49.	We note from footnote (c) to the pro forma balance sheet, that debt was increased $77.7 million upon the closing of the refinancing. Please tell us and revise footnote (c) to explain the nature of this $77.7 million increase, specifically the amount associated with the Term B and the amount of any revolving line of credit borrowings.

The Company has revised footnote (c) to the pro forma balance sheet on page F-33 to explain the nature of the $77.7 million increase in the term B loan of the amended and restated credit agreement. There was no borrowing under the revolving line of credit.

Note K. Business Segments, page F-31

50.	We note that you have disclosed information for the six months ended January 1, 2011 for your three business segments: Egg Products; Potato Products; and Crystal Farms. Please revise to disclose the information required by ASC 280-10-50 for the reporting segments of the Predecessor business for each period in which a statement of operations is presented. Also, please revise to include a reconciliation of the assets for each of your segments to your consolidated assets. This reconciliation should be provided as of each balance sheet date presented in your financial statements. Refer to the guidance outlined in ASC 280-10-50-30.

The Company has revised Note K. Business Segments on page F-34 to clarify that the business segments of the Company and the Predecessor are the same. The Company believes that the disclosure includes all of the items required by ASC 280-10-50. Operating profit represents the level of profitability that is reviewed by management at the segment level. Please note that each item disclosed in Note K reconciles directly to the respective financial statement line item. As such, no reconciliation is required.

Exhibit 5.1

51.	Please have counsel remove the second sentence of the first paragraph on page 2 as this assumption appears to form the fundamental basis of a legal conclusion that should be opined upon by counsel.

The assumption relating to due execution and delivery of the Exchange Notes and Guarantees was included in the Exhibit 5.1 opinion because the Exchange Notes will not be executed until completion of the exchange offer. However, Counsel has removed the assumption at the Staff’s request.

Exhibit 23.l

52.	Please revise to have your independent registered public accountant include a current date on their consent filed as Exhibit 23.1.

Exhibit 23.1 has been revised to include the date of consent.

If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8172.

Sincerely yours,

/s/ Todd R. Chandler

Todd R. Chandler

cc:	Carolyn V. Wolski, Michael Foods Group, Inc.